P.E. 2/1/02

02016069

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002.

PanCanadian Energy Corporation
(Translation of Registrant's Name Into English)

150 - 9th Avenue S.W.
Calgary, Alberta, Canada T2P 3H9
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F __X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956

PanCanadian and Alberta Energy to hold conference call and Web cast on 2001 results – February 20, 2002

Calgary, February 15, 2002 — PanCanadian Energy Corporation and Alberta Energy Company Ltd. (AEC) will release their respective fourth-quarter and full-year 2001 operating and financial results on Wednesday, February 20, 2002. A conference call and Web cast to discuss the results will be held for the investment community the same day, beginning at 2 p.m. Mountain Time (4 p.m. Eastern Time).

The conference call and Web cast will be structured as follows:

- 2 p.m. – 2:30 p.m. – PanCanadian 2001 fourth-quarter and full-year results, followed by a question and answer session for the investment community for questions related specifically to PanCanadian.
- 2:30 p.m. – 3 p.m. – AEC 2001 fourth-quarter and full-year results followed by a question and answer session for the investment community for questions related specifically to AEC.
- Immediately following AEC's discussion, executives from both companies will discuss progress towards the merger to form EnCana Corporation. A question and answer session will follow. At the end of this session, media representatives will have an opportunity to ask questions.

To participate in this call, please dial 1-800-387-6216 approximately 10 minutes prior to the conference call. An archived recording of the call will be available approximately one hour after completion of the call until February 27, 2002, by dialing 1-800-408-3053 and entering pass code 1043902.

A live audio Web cast of the conference call also will be available at PanCanadian's Web site, www.pancanadianenergy.com, under Investor Hub, and at AEC's Web site, www.aec.ca, on the Investor Relations page.

For further information

	Alberta Energy Company	*PanCanadian Energy Corporation*
Investor Relations	Brian Ferguson Vice-President, Corporate Communications & Corporate Secretary 403-266-8113 brianferguson@aec.ca	Sheila McIntosh Vice-President, Investor Relations 403-290-2194 sheila_mcintosh@pancanadianenergy.com
Media Relations	Alan Boras Manager, Media Relations 403-266-8300 alanboras@aec.ca	Scott Ranson Director, Media Relations 403-290-2710 scott_ranson@pancanadianenergy.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PanCanadian Energy Corporation
(Registrant)

Date: February 19, 2002

By: ______________________
Name: LAURIE J. SCHULLER
Title: General Counsel and Corporate Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.